FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 Under
                       The Securities Exchange Act of 1934

For the month of November, 2002

Commission File Number: 0-30324

                                  Radware Ltd.
                 (Translation of Registrant's Name into English)

               22 Raoul Wallenberg Street, Tel Aviv 69710, Israel
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F    __X__          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes _______ No  __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: RADWARE ANNOUNCES STOCK REPURCHASE PROGRAM Dated November 6, 2002.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                    RADWARE LTD.


Date: November 6, 2002                               By: /s/Meir Moshe
                                                         ______________________
                                                         Meir Moshe
                                                         Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit Number      Description of Exhibit

10.1 Press Release: RADWARE ANNOUNCES STOCK REPURCHASE PROGRAM Dated November 6, 2002.

                                  EXHIBIT 10.1


Editorial Contacts:
International: Jon Rabinowitz, Radware Ltd.; +972-3-766-8666 or Meir Moshe, Chief Financial Officer, Radware Ltd. 011-972-3766-8610
Investor Relations: Dennis S. Dobson; 203-255-7902 or IR@radware.com

                   Radware Announces Stock Repurchase Program

Tel Aviv, Israel, November 6, 2002 -- Radware (Nasdaq; RDWR), the leading provider of Intelligent Application Switching (IAS) ensuring availability, performance and the integrity of networked applications across the enterprise, announced today that its board of directors has authorized a stock repurchase program of up to 1.5 million Ordinary Shares or $10 million. The repurchase program will become effective upon court approval, which is required under Israeli law.

"We have tremendous confidence in our industry and in our market position both today and into the future," said Roy Zisapel, President and CEO of Radware Ltd. "We believe that this stock repurchase program is in the best interests of our shareholders."

Purchases under Radware's stock repurchase program may be made in the open market or in private transactions, from time to time, through block trades or otherwise. These purchases will depend on market conditions and other factors and may be commenced or suspended at any time without prior notice. The Company's current intention is to implement the repurchase program in accordance with the safe harbour rules of Rule 10b-18 under the US Securities Exchange Act of 1934.

As of November 5, 2002, Radware had approximately 17 million shares outstanding.

About Radware
Radware is dedicated to providing Intelligent Application Switching, guaranteeing the best operation and servicing of IP applications and enterprise traffic across the Internet. Radware aligns application needs with the network infrastructure to seamlessly allocate resources, optimize application operations and extend security, ensuring the integrity of critical business processes. Radware's solutions address the needs of corporate enterprises, service providers, and e-commerce business through one or more of our award winning products including: Web Server Director (WSD), Cache Server Director (CSD), FireProof, Content Inspection Director (CID), LinkProof, Peer Director, CertainT
100. Our comprehensive suite of products service end-to-end application operations, providing robust and scalable network traffic assurance. Get certain, from click to content, across your network -- with Radware. For more information, please visit us at www.radware.com

                                       ###

This press release contains forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company's products, successful implementation of the company's products, economic and competitive factors, international market conditions, technological developments, the ability to finance operations and other factors which are detailed in the company's SEC filings.